Exhibit 99.1

Thomson Reuters Reports First-Quarter 2022 Results

TORONTO, May 3, 2022 – Thomson Reuters (TSX/NYSE: TRI) today reported results for the first quarter ended March 31, 2022:

•	Strong revenue and sales growth continued in the first quarter
o	Total company revenue up 6% / organic revenue up 7%
•	Organic revenue up 7% for the “Big 3” (Legal Professionals, Corporates and Tax & Accounting Professionals)

•	Raised full-year 2022 revenue guidance
o	Total company revenue forecast increased to approximately 5.5% from approximately 5.0%
o	“Big 3” segments revenue forecast increased to approximately 6.5% from a range of 6.0% - 6.5%
o	No other changes to full-year 2022 outlook, reaffirmed full-year 2023 outlook

•	Change Program on track - $305 million run-rate operating expense savings at quarter-end

“The momentum we saw throughout 2021 continued to build in the first quarter of 2022, with both sales and revenue exceeding our expectations. The strong start to the year gives us confidence we are on the right path to achieve our 2022 and 2023 targets,” said Steve Hasker, President and CEO of Thomson Reuters.

Mr. Hasker added, “Our businesses are benefiting from significant prevailing tailwinds driven by a step change in the complexity of compliance in our legal, tax, and risk-related markets. The resulting need for trusted, accurate and actionable content and technology plays to our strengths. Against this backdrop, we will continue to invest in our businesses, our employees and our customers’ success as we work to translate our current momentum into sustainable long-term value creation.”

Consolidated Financial Highlights—Three Months Ended March 31

Three Months Ended March 31, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2022	2021	Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$1,674	$1,580	6%
Operating profit	$414	$387	7%
Diluted earnings per share (EPS)	$2.06	$10.13	-80%
Net cash provided by operating activities	$275	$380	-28%

Non-IFRS Financial Measures(1)
Revenues	$1,674	$1,580	6%	7%
Adjusted EBITDA	$600	$558	7%	7%
Adjusted EBITDA margin	35.8%	35.3%	50bp	20bp
Adjusted EPS	$0.66	$0.58	14%	14%
Free cash flow	$86	$239	-64%

(1)  In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

Thomson Reuters Reports First-Quarter 2022 Results

Revenues increased 6%, driven by growth across four of the company’s five business segments. Foreign currency had a 1% negative impact on revenues.

o

Organic revenues increased 7%, driven by 7% growth in recurring revenues (78% of total revenues) as well as 8% growth in transactions revenues. Global Print revenues were flat compared to the prior-year period.

•

Organic growth of 7% included an approximately 100bp benefit resulting primarily from transactional revenue that is unlikely to recur at this level and, to a lesser extent, timing. The company expects organic growth to normalize in the remainder of the year and be in line with full-year guidance.

o	The company’s “Big 3” segments (Legal Professionals, Corporates and Tax & Accounting Professionals) reported organic revenue growth of 7% and collectively comprised 81% of total revenues.

Operating profit increased 7% as higher revenues more than offset higher costs, which included investments associated with the company’s Change Program.

o

Adjusted EBITDA increased 7% due to the same factors as operating profit. The related margin increased to 35.8% from 35.3% in the prior-year period. Investments in the Change Program negatively impacted the first-quarter adjusted EBITDA margin by 210bp.

Diluted earnings per share (EPS) was $2.06 per share compared to $10.13 per share in the prior-year period. The current period included a benefit from an increase in the value of the company’s investment in London Stock Exchange Group (LSEG), while the prior-year period included a gain of approximately $8.1 billion on the sale of Refinitiv to LSEG.

o

Adjusted EPS, which excludes the change in value of the company’s LSEG investment, the gain on the sale of Refinitiv and other adjustments, increased to $0.66 per share from $0.58 per share in the prior-year period, primarily due to higher adjusted EBITDA.

Net cash provided by operating activities decreased due to higher payments associated with the Change Program as well as higher annual incentive plan bonuses.

o	Free cash flow decreased $153 million due to lower cash flows from operating activities and higher capital expenditures associated with the Change Program.

Thomson Reuters Reports First-Quarter 2022 Results

Highlights by Customer Segment—Three Months Ended March 31

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Three Months Ended
	March 31,		Change
	2022	2021(2)	Total	Constant Currency(1)	Organic(1)(3)
Revenues
Legal Professionals	$698	$668	4%	5%	6%
Corporates	411	382	8%	8%	8%
Tax & Accounting Professionals	253	227	11%	11%	11%

“Big 3” Segments Combined(1)	1,362	1,277	7%	7%	7%
Reuters News	176	165	7%	9%	9%
Global Print	142	143	-1%	0%	0%
Eliminations/Rounding	(6)	(5)

Revenues	$1,674	$1,580	6%	7%	7%

Adjusted EBITDA(1)
Legal Professionals	$305	$279	9%	10%
Corporates	157	145	8%	7%
Tax & Accounting Professionals	122	99	23%	22%

“Big 3” Segments Combined(1)	584	523	11%	11%
Reuters News	37	28	31%	23%
Global Print	53	57	-8%	-7%
Corporate costs	(74)	(50)	n/a	n/a

Adjusted EBITDA	$600	$558	7%	7%

Adjusted EBITDA Margin(1)
Legal Professionals	43.7%	41.8%	190bp	190bp
Corporates	38.1%	38.0%	10bp	-20bp
Tax & Accounting Professionals	48.3%	43.8%	450bp	420bp
“Big 3” Segments Combined(1)	42.9%	41.0%	190bp	160bp
Reuters News	21.0%	17.1%	390bp	240bp
Global Print	37.0%	39.9%	-290bp	-300bp
Adjusted EBITDA margin	35.8%	35.3%	50bp	20bp

(1)  See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures.

(2)  For comparative purposes, 2021 segment results have been revised to reflect the current period presentation. For additional information, see the “Revision to Prior-Year Segment Results” section of this news release.

(3)  Computed for revenue growth only.

n/a:  not applicable

Unless otherwise noted, all revenue growth comparisons by customer segment in this news release are at constant currency (or exclude the impact of foreign currency) as Thomson Reuters believes this provides the best basis to measure their performance.

Thomson Reuters Reports First-Quarter 2022 Results

Legal Professionals

Revenues increased 5% (6% organic) to $698 million.

o

Recurring revenues grew 6% (94% of total, all organic), primarily due to strong performances from the Government business, Westlaw, Practical Law, FindLaw and the segment’s business in Canada and Asia & Emerging Markets.

o	Transactions revenues decreased 3% (6% of total, decreased 2% organic).

Adjusted EBITDA increased 9% to $305 million.

o	The margin increased to 43.7% from 41.8%, primarily due to higher revenues and Change Program savings.

Corporates

Revenues increased 8% (all organic) to $411 million. Revenues benefited from transactional revenue strength that is unlikely to recur at first-quarter levels.

o	Recurring revenues grew 8% (77% of total, all organic) driven by Practical Law, CLEAR and Indirect Tax.
o	Transactions revenues grew 8% (23% of total, all organic), driven by Confirmation as well as the company’s businesses in Latin America and Asia & Emerging Markets.

Adjusted EBITDA increased 8% to $157 million.

o	The margin increased to 38.1% from 38.0%, as higher expenses largely offset higher revenues.

Tax & Accounting Professionals

Revenues increased 11% (all organic) to $253 million. Revenues benefited from a change in the year-over-year timing of the U.S. federal tax filing deadlines for individuals, which returned to April in 2022 compared to the extended deadline in May 2021. This benefited organic revenues by 150bp in the first quarter of 2022 and will reverse in the second quarter of 2022.

o	Recurring revenues grew 12% (72% of total, all organic), driven by strong growth from UltraTax and the company’s Latin America businesses.
o	Transactions revenues increased 10% (28% of total, all organic), primarily due to the year-over-year timing of the U.S. federal tax filing deadlines for individuals and audit products.

Adjusted EBITDA increased 23% to $122 million.

o	The margin increased to 48.3% from 43.8%, primarily due to higher revenues and Change Program savings.

The Tax & Accounting Professionals segment is the company’s most seasonal business with approximately 60% of full-year revenues typically generated in the first and fourth quarters. As a result, the margin performance of this segment has been generally higher in the first and fourth quarters as costs are typically incurred in a more linear fashion throughout the year.

Thomson Reuters Reports First-Quarter 2022 Results

Reuters News

Revenues of $176 million increased 9% (all organic), primarily driven by the Professionals business and the increase in the company’s LSEG news agreement.

Adjusted EBITDA increased 31% to $37 million, primarily due to higher revenues.

Global Print

Revenues were flat compared to the prior-year period, which was better than the decline that the company expected due to higher third-party revenues for printing services and the timing of new sales.

Adjusted EBITDA decreased 8% to $53 million.

o	The margin decreased to 37.0% from 39.9% due to the dilutive effect of third-party print revenue.

Corporate Costs

Corporate costs at the adjusted EBITDA level were $74 million and included $34 million of Change Program costs. Corporate costs were $50 million in the prior-year period and included $11 million of Change Program costs. Additional information regarding the Change Program is provided below.

Change Program

In February 2021, the company announced a two-year Change Program to transition from a holding company to an operating company, and from a content provider to a content-driven technology company. The company is 15 months into the program, which is expected to be largely complete by the end of 2022. The program is projected to require an investment of approximately $600 million during that time of which $357 million has been invested as of March 31, 2022. The company continues to anticipate that Change Program spending will be approximately 60% operating expenses and 40% capital expenditures.

2022 and 2023 Outlook

The company’s updated outlook for 2022 and reaffirmed outlook for 2023 (which is reflected in the table below) incorporates the forecasted impacts associated with the Change Program, assumes constant currency rates, and excludes the impact of any future acquisitions or dispositions that may occur during those periods. Thomson Reuters believes that this type of guidance provides useful insight into the performance of its businesses.

The company expects its second-quarter 2022 revenue growth rate will be comparable to its full-year 2022 outlook targets and second-quarter 2022 adjusted EBITDA margin to be approximately 200bp below its full-year 2022 outlook targets.

While the company’s first-quarter 2022 performance provides it with increasing confidence about its outlook, the global economy has recently experienced substantial disruption due to concerns regarding economic effects associated with the pandemic, ongoing geopolitical risks and other events and macroeconomic factors. Any worsening of the global economic or business environment could impact the company’s ability to achieve its outlook.

Thomson Reuters Reports First-Quarter 2022 Results

Updated Full-Year 2022 Outlook

Total Thomson Reuters	FY 2022 Outlook 2/23/21	FY 2022 Outlook 2/8/22	FY 2022 Outlook 5/3/22

Total Revenue Growth	4.0% - 5.0%	~ 5%	~ 5.5%

Organic Revenue Growth(1)	4.0% - 5.0%	~ 5%	~ 5.5%

Adjusted EBITDA Margin(1)	34% - 35%	~ 35%	Unchanged

Corporate Costs Core Corporate Costs Change Program Opex	$245 - $280 million $120 - $130 million $125 - $150 million	$280 - $330 million Unchanged $160 - $200 million	Unchanged Unchanged Unchanged

Free Cash Flow(1)	$1.2 - $1.3 billion	~ $1.3 billion	Unchanged

Accrued Capex as % of Revenue(1) Change Program Accrued Capex	7.5% - 8.0% $75 - $100 million	Unchanged $100 - $140 million	Unchanged Unchanged

Depreciation & Amortization of Computer Software	$620 - $645 million	Unchanged	Unchanged

Interest Expense (P&L)	$190 - $210 million	Unchanged	Unchanged

Effective Tax Rate on Adjusted Earnings(1)	n/a	19% - 21%	Unchanged

“Big 3” Segments(1)	FY 2022 Outlook 2/23/21	FY 2022 Outlook 2/8/22	FY 2022 Outlook 5/3/22

Total Revenue Growth	5.5% - 6.5%	6.0% - 6.5%	~ 6.5%

Organic Revenue Growth	5.5% - 6.5%	6.0% - 6.5%	~ 6.5%

Adjusted EBITDA Margin	41% - 42%	~ 42%	Unchanged

(1)	Non-IFRS financial measures. See the “Non-IFRS Financial Measures” section below as well as the tables and footnotes appended to this news release for more information.

Thomson Reuters Reports First-Quarter 2022 Results

Reported Full-Year 2021 and Updated Full-Year 2022 – 2023 Outlook

Total Thomson Reuters	FY 2021 Reported	FY 2022 Outlook Updated	FY 2023 Outlook Reaffirmed

Total Revenue Growth	6.1%	~ 5.5%	5.5% - 6.0%

Organic Revenue Growth(1)	5.2%	~ 5.5%	5.5% - 6.0%

Adjusted EBITDA Margin(1)	31.0%	~ 35%	39% - 40%

Corporate Costs Core Corporate Costs Change Program Opex	$325 million $142 million $183 million	$280 - $330 million $120 - $130 million $160 - $200 million	$110 - $120 million $110 - $120 million $0

Free Cash Flow(1)	$1.3 billion	~ $1.3 billion	$1.9 - $2.0 billion

Accrued Capex as % of Revenue(1) Change Program Accrued Capex	8.5% $112 million	7.5% - 8.0% $100 - $140 million	6.0% - 6.5% $0

Depreciation & Amortization of Computer Software	$651 million	$620 - $645 million	$580 - $605 million

Interest Expense (P&L)	$196 million	$190 - $210 million	$190 - $210 million

Effective Tax Rate on Adjusted Earnings(1)	13.9%	19% - 21%	n/a

“Big 3” Segments(1)	FY 2021 Reported	FY 2022 Outlook Updated	FY 2023 Outlook Reaffirmed

Total Revenue Growth	6.9%	~ 6.5%	6.5% - 7.0%

Organic Revenue Growth	6.2%	~ 6.5%	6.5% - 7.0%

Adjusted EBITDA Margin	38.8%	~ 42%	44% - 45%

(1)	Non-IFRS financial measures. See the “Non-IFRS Financial Measures” section below as well as the tables and footnotes appended to this news release for more information.

The information in this section is forward-looking. Actual results, which will include the impact of currency and future acquisitions and dispositions completed during 2022 and 2023, may differ materially from the company’s outlook. The information in this section should also be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions.”

Thomson Reuters Reports First-Quarter 2022 Results

Dividends and Share Repurchases

In February 2022, the company announced a 10% or $0.16 per share annualized increase in the dividend to $1.78 per common share, representing the 29th consecutive year of dividend increases. A quarterly dividend of $0.445 per share is payable on June 15, 2022 to common shareholders of record as of May 26, 2022.

The company did not repurchase any of its shares in the first quarter of 2022.

As of May 2, 2022, Thomson Reuters had approximately 487.1 million common shares outstanding.

LSEG Ownership Interest

In January 2021, Thomson Reuters and private equity funds affiliated with Blackstone sold Refinitiv to LSEG in an all-share transaction. Thomson Reuters indirectly owns LSEG shares through an entity that it jointly owns with Blackstone’s consortium and a group of current LSEG and former Refinitiv senior management.

As of May 2, 2022, Thomson Reuters indirectly owned approximately 72.4 million LSEG shares which had a market value of approximately $7.2 billion based on LSEG’s closing share price on that day.

Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, such as adjusted EBITDA and the related margin (other than at the customer segment level), free cash flow, adjusted EPS and the effective tax rate on adjusted EPS, accrued capital expenditures expressed as a percentage of revenues, selected measures excluding the impact of foreign currency, changes in revenues computed on an organic basis as well as all financial measures for the “Big 3”. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position as well as for internal planning purposes and the company’s business outlook. Additionally, Thomson Reuters uses non-IFRS measures as the basis for management incentive programs. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

The company’s outlook contains various non-IFRS financial measures. The company believes that providing reconciliations of forward-looking non-IFRS financial measures in its outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for outlook purposes only, the company is unable to reconcile these non-IFRS measures to the most directly comparable IFRS measures because it cannot predict, with reasonable certainty, the 2022 and 2023 impacts of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii) other finance income or expense related to intercompany financing arrangements and foreign exchange contracts. Additionally, the company cannot reasonably predict (i) its share of post-tax earnings (losses) in equity method investments, which is subject to changes in the stock price of LSEG or (ii) the occurrence or amount of other operating gains and losses that generally arise from business transactions that the company does not currently anticipate.

Thomson Reuters Reports First-Quarter 2022 Results

ROUNDING

Other than EPS, the company reports its results in millions of U.S. dollars, but computes percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

REVISION TO PRIOR-YEAR SEGMENT RESULTS

In the first quarter of 2022, the company made two changes to its segment reporting to reflect how it currently manages its businesses. The changes (i) reflect the transfer of certain revenues from its Corporates business to its Tax & Accounting Professionals business where they are better aligned; and (ii) record intercompany revenue in Reuters News for content-related services that it provides to Legal Professionals, Corporates and Tax & Accounting Professionals. Previously, these services had been reported as a transfer of expense from Reuters News to these businesses. These changes impact the financial results of the company’s segments, but do not change the company’s consolidated financial results. The table below summarizes the changes to the company’s first-quarter 2021 results.

	Three Months Ended March 31, 2021
(millions of U.S. dollars)	As Reported	Adjustments	As Revised
Revenues
Legal Professionals	$668	—	$668
Corporates	384	$(2)	382
Tax & Accounting Professionals	225	2	227

“Big 3” Segments Combined (1)	1,277	—	1,277
Reuters News	160	5	165
Global Print	143	—	143
Eliminations/Rounding	—	(5)	(5)

Revenues	$1,580	—	$1,580

Adjusted EBITDA(1)
Legal Professionals	$279	—	$279
Corporates	146	$(1)	145
Tax & Accounting Professionals	98	1	99

“Big 3” Segments Combined (1)	523	—	523
Reuters News	28	—	28
Global Print	57	—	57
Corporate costs	(50)	—	(50)

Adjusted EBITDA	$558	—	$558

(1) See “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, statements in Mr. Hasker’s comments and the “Change Program,” “2022 and 2023 Outlook” and “LSEG Ownership Interest” sections, are forward-looking. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, those discussed on pages 17-30 in the “Risk

Thomson Reuters Reports First-Quarter 2022 Results

Factors” section of the company’s 2021 annual report. These and other risk factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC). Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of tr.com.

The company’s business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the company believes are appropriate under the circumstances. Material assumptions and material risks may cause actual performance to differ from the company’s expectations underlying its business outlook. For a discussion of material assumptions and material risks related to the company’s 2022 and 2023 outlook, please see pages 62-63 of the company’s 2021 annual report. Material assumptions and material risks related to the company’s outlook will also be included in the company’s first-quarter management’s discussion and analysis for the period ended March 31, 2022, which is expected to be filed shortly. The company’s quarterly MD&A and annual report are filed with, or furnished to, the Canadian securities regulatory authorities and the U.S. SEC and are also available in the “Investor Relations” section of tr.com.

The company has provided an outlook for the purpose of presenting information about current expectations for the periods presented. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA Melissa Cassar Head of Commercial Communications & Corporate Affairs +1 437 388 3619 melissa.cassar@tr.com	INVESTORS Gary Bisbee Head of Investor Relations +1 646 540 3249 gary.bisbee@tr.com

Thomson Reuters will webcast a discussion of its first-quarter 2022 results and its business outlook today beginning at 9:00 a.m. Eastern Daylight Time (EDT). You can access the webcast by visiting ir.tr.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports First-Quarter 2022 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended
	March 31,
	2022	2021
CONTINUING OPERATIONS
Revenues	$1,674	$1,580
Operating expenses	(1,081)	(1,018)
Depreciation	(38)	(46)
Amortization of computer software	(114)	(115)
Amortization of other identifiable intangible assets	(26)	(31)
Other operating (losses) gains, net	(1)	17

Operating profit	414	387
Finance costs, net:
Net interest expense	(48)	(51)
Other finance income (costs)	94	(6)

Income before tax and equity method investments	460	330
Share of post-tax earnings in equity method investments	798	6,297
Tax expense	(240)	(1,594)

Earnings from continuing operations	1,018	5,033
(Loss) earnings from discontinued operations, net of tax	(11)	3

Net earnings	$1,007	$5,036

Earnings attributable to common shareholders	$1,007	$5,036
Earnings per share:
Basic earnings (loss) per share:
From continuing operations	$2.09	$10.15
From discontinued operations	(0.02)	—

Basic earnings per share	$2.07	$10.15

Diluted earnings (loss) per share:
From continuing operations	$2.09	$10.13
From discontinued operations	(0.03)	—

Diluted earnings per share	$2.06	$10.13

Basic weighted-average common shares	486,708,758	495,939,970

Diluted weighted-average common shares	487,513,216	496,938,318

Thomson Reuters Reports First-Quarter 2022 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	March 31, 2022	December 31, 2021(1)
Assets
Cash and cash equivalents	$654	$778
Trade and other receivables	982	1,057
Other financial assets	49	108
Prepaid expenses and other current assets	445	462

Current assets excluding assets held for sale	2,130	2,405
Assets held for sale	211	48

Current assets	2,341	2,453
Property and equipment, net	479	502
Computer software, net	826	822
Other identifiable intangible assets, net	3,302	3,331
Goodwill	5,882	5,940
Equity method investments	7,545	6,736
Other non-current assets	1,312	1,226
Deferred tax	1,142	1,139

Total assets	$22,829	$22,149

Liabilities and equity
Liabilities
Payables, accruals and provisions	$1,050	$1,326
Current tax liabilities	211	169
Deferred revenue	824	874
Other financial liabilities	78	175

Current liabilities excluding liabilities associated with assets held for sale	2,163	2,544
Liabilities associated with assets held for sale	158	37

Current liabilities	2,321	2,581
Long-term indebtedness	3,800	3,786
Provisions and other non-current liabilities	881	943
Deferred tax	1,202	1,005

Total liabilities	8,204	8,315

Equity
Capital	5,485	5,496
Retained earnings	9,974	9,149
Accumulated other comprehensive loss	(834)	(811)

Total equity	14,625	13,834

Total liabilities and equity	$22,829	$22,149

(1)	Prior-year period amounts have been revised to reflect the current period presentation.

Thomson Reuters Reports First-Quarter 2022 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended March 31,
	2022	2021
Cash provided by (used in):
Operating activities
Earnings from continuing operations	$1,018	$5,033
Adjustments for:
Depreciation	38	46
Amortization of computer software	114	115
Amortization of other identifiable intangible assets	26	31
Share of post-tax earnings in equity method investments	(798)	(6,297)
Deferred tax	166	674
Other	(39)	30
Changes in working capital and other items	(191)	785

Operating cash flows from continuing operations	334	417
Operating cash flows from discontinued operations	(59)	(37)

Net cash provided by operating activities	275	380

Investing activities
Acquisitions, net of cash acquired	(8)	(3)
Proceeds from disposals of businesses and investments	—	5
Dividend from sale of LSEG shares	—	994
Capital expenditures	(171)	(120)
Other investing activities	—	1
Taxes paid on sale of Refinitiv and LSEG shares	—	(6)

Investing cash flows from continuing operations	(179)	871
Investing cash flows from discontinued operations	—	(42)

Net cash (used in) provided by investing activities	(179)	829

Financing activities
Payments of lease principal	(17)	(21)
Repurchases of common shares	—	(200)
Dividends paid on preference shares	(1)	(1)
Dividends paid on common shares	(209)	(194)
Other financing activities	7	5

Net cash used in financing activities	(220)	(411)

Translation adjustments	—	(1)

(Decrease) increase in cash and cash equivalents	(124)	797
Cash and cash equivalents at beginning of period	778	1,787

Cash and cash equivalents at end of period	$654	$2,584

Thomson Reuters Reports First-Quarter 2022 Results

Thomson Reuters Corporation

Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended March 31,		Year Ended December 31,
	2022	2021	2021
Earnings from continuing operations	$1,018	$5,033	$5,687
Adjustments to remove:
Tax expense	240	1,594	1,607
Other finance (income) costs	(94)	6	(8)
Net interest expense	48	51	196
Amortization of other identifiable intangible assets	26	31	119
Amortization of computer software	114	115	474
Depreciation	38	46	177

EBITDA	$1,390	$6,876	$8,252
Adjustments to remove:
Share of post-tax earnings in equity method investments	(798)	(6,297)	(6,240)
Other operating losses (gains), net	1	(17)	(34)
Fair value adjustments*	7	(4)	(8)

Adjusted EBITDA(1)	$600	$558	$1,970

Adjusted EBITDA margin(1)	35.8%	35.3%	31.0%

*

Fair value adjustments, a component of operating expenses, primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business.

Thomson Reuters Corporation

Reconciliation of Net Cash Provided By Operating Activities to Free Cash Flow(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended March 31,		Year Ended December 31,
	2022	2021	2021
Net cash provided by operating activities	$275	$380	$1,773
Capital expenditures	(171)	(120)	(487)
Other investing activities	—	1	81
Payments of lease principal	(17)	(21)	(109)
Dividends paid on preference shares	(1)	(1)	(2)

Free cash flow(1)	$86	$239	$1,256

			Year Ended December 31,
			2021
Capital expenditures			$487
Remove: IFRS adjustment to cash basis			54

Accrued capital expenditures (1)			$541

Accrued capital expenditures as a percentage of revenues(1)			8.5%

(1)	Refer to page 18 for additional information on non-IFRS financial measures.

Thomson Reuters Reports First-Quarter 2022 Results

Thomson Reuters Corporation

Reconciliation of Net Earnings to Adjusted Earnings(1)

Reconciliation of Total Change in Adjusted EPS to Change in Constant Currency(1)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended March 31,		Year Ended December 31,
	2022	2021	2021
Net earnings	$1,007	$5,036	$5,689
Adjustments to remove:
Fair value adjustments*	7	(4)	(8)
Amortization of other identifiable intangible assets	26	31	119
Other operating losses (gains), net	1	(17)	(34)
Other finance (income) costs	(94)	6	(8)
Share of post-tax earnings in equity method investments	(798)	(6,297)	(6,240)
Tax on above items(1)	206	1,535	1,475
Tax items impacting comparability(1)	(44)	1	(24)
Loss (earnings) from discontinued operations, net of tax	11	(3)	(2)
Interim period effective tax rate normalization(1)	1	1	—
Dividends declared on preference shares	(1)	(1)	(2)

Adjusted earnings(1)	$322	$288	$965

Adjusted EPS(1)	$0.66	$0.58

Total change	14%
Foreign currency	0%
Constant currency	14%
Diluted weighted-average common shares (millions)	487.5	496.9

Year-ended December 31,
2021
Adjusted earnings	$965
Plus: Dividends declared on preference shares	2
Plus: Tax expense on adjusted earnings	156

Pre-Tax Adjusted earnings	$1,123

IFRS Tax expense	$1,607

Remove tax related to:
Amortization of other identifiable intangible assets	26
Share of post-tax earnings in equity method investments	(1,497)
Other operating gains, net	(9)
Other items	5

Subtotal - Tax on pre-tax items removed from adjusted earnings	(1,475)
Remove: Tax items impacting comparability	24

Total: Remove all items above impacting comparability	(1,451)

Tax expense on adjusted earnings	$156

Effective tax rate on adjusted earnings	13.9%

*

Fair value adjustments, a component of operating expenses, primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business.

(1)	Refer to page 18 for additional information on non-IFRS financial measures.

Thomson Reuters Reports First-Quarter 2022 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(1) and Organic Basis(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended
	March 31,		Change
	2022	2021(2)	Total	Foreign Currency	SUBTOTAL Constant Currency	Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$698	$668	4%	-1%	5%	0%	6%
Corporates	411	382	8%	0%	8%	0%	8%
Tax & Accounting Professionals	253	227	11%	0%	11%	0%	11%

“Big 3” Segments Combined(1)	1,362	1,277	7%	0%	7%	0%	7%
Reuters News	176	165	7%	-2%	9%	0%	9%
Global Print	142	143	-1%	-1%	0%	0%	0%
Eliminations/Rounding	(6)	(5)

Revenues	$1,674	$1,580	6%	-1%	7%	0%	7%

Recurring Revenues
Legal Professionals	$653	$621	5%	-1%	6%	0%	6%
Corporates	316	293	8%	0%	8%	0%	8%
Tax & Accounting Professionals	182	162	12%	0%	12%	0%	12%

“Big 3” Segments Combined(1)	1,151	1,076	7%	0%	7%	0%	8%
Reuters News	155	149	5%	-2%	6%	0%	6%
Eliminations/Rounding	(6)	(5)

Total Recurring Revenues	$1,300	$1,220	7%	-1%	7%	0%	7%

Transactions Revenues
Legal Professionals	$45	$47	-4%	-1%	-3%	-1%	-2%
Corporates	95	89	7%	-1%	8%	0%	8%
Tax & Accounting Professionals	71	65	10%	0%	10%	0%	10%

“Big 3” Segments Combined(1)	211	201	5%	0%	6%	0%	6%
Reuters News	21	16	27%	-5%	32%	0%	32%

Total Transactions Revenues	$232	$217	7%	-1%	8%	0%	8%

	Year Ended
	December 31,		Change
	2021(2)	2020(2)	Total	Foreign Currency	SUBTOTAL Constant Currency	Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$2,712	$2,535	7%	1%	6%	0%	6%
Corporates	1,440	1,361	6%	1%	5%	0%	5%
Tax & Accounting Professionals	915	842	9%	0%	9%	0%	9%

“Big 3” Segments Combined(1)	5,067	4,738	7%	1%	6%	0%	6%
Reuters News	694	645	8%	1%	7%	0%	7%
Global Print	609	620	-2%	1%	-3%	0%	-3%
Eliminations/Rounding	(22)	(19)

Revenues	$6,348	$5,984	6%	1%	5%	0%	5%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 18 for additional information on non-IFRS financial measures.
(2)	Revised to reflect the changes made to the company’s segment reporting in the first quarter of 2022.

Thomson Reuters Reports First-Quarter 2022 Results

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA(1) to Changes on a Constant Currency Basis(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended
	March 31,		Change
	2022	2021(2)	Total	Foreign Currency	Constant Currency
Adjusted EBITDA(1)
Legal Professionals	$305	$279	9%	-1%	10%
Corporates	157	145	8%	1%	7%
Tax & Accounting Professionals	122	99	23%	1%	22%

“Big 3” Segments Combined(1)	584	523	11%	0%	11%
Reuters News	37	28	31%	8%	23%
Global Print	53	57	-8%	0%	-7%
Corporate costs	(74)	(50)	n/a	n/a	n/a

Adjusted EBITDA	$600	$558	7%	0%	7%

Adjusted EBITDA Margin(1)
Legal Professionals	43.7%	41.8%	190bp	0bp	190bp
Corporates	38.1%	38.0%	10bp	30bp	-20bp
Tax & Accounting Professionals	48.3%	43.8%	450bp	30bp	420bp
“Big 3” Segments Combined(1)	42.9%	41.0%	190bp	30bp	160bp
Reuters News	21.0%	17.1%	390bp	150bp	240bp
Global Print	37.0%	39.9%	-290bp	10bp	-300bp
Adjusted EBITDA margin	35.8%	35.3%	50bp	30bp	20bp

Year Ended
December 31,
2021(2)
Adjusted EBITDA(1)
Legal Professionals	$1,091
Corporates	496
Tax & Accounting Professionals	379

“Big 3” Segments Combined(1)	1,966
Reuters News	103
Global Print	226
Corporate costs	(325)

Adjusted EBITDA	$1,970

Adjusted EBITDA Margin(1)
Legal Professionals	40.2%
Corporates	34.4%
Tax & Accounting Professionals	41.3%
“Big 3” Segments Combined(1)	38.8%
Reuters News	14.8%
Global Print	37.1%
Adjusted EBITDA margin	31.0%

n/a: not applicable

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 18 for additional information on non-IFRS financial measures.
(2)	Revised to reflect the changes made to the company’s segment reporting in the first quarter of 2022.

Thomson Reuters Reports First-Quarter 2022 Results

Non-IFRS Financial Measures	Definition	Why Useful to the Company and Investors
Adjusted EBITDA and the related margin

Represents earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, Thomson Reuters share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges and fair value adjustments.

Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the company does not consider to be controllable activities for this purpose.

Also, represents a measure commonly reported and widely used by investors as a valuation metric, as well as to assess the company’s ability to incur and service debt.

Adjusted earnings and adjusted EPS

Net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability.

The post-tax amount of each item is excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.

Provides a more comparable basis to analyze earnings. These measures are commonly used by shareholders to measure performance.

Effective tax rate on adjusted earnings

Adjusted tax expense divided by pre-tax adjusted earnings. Adjusted tax expense is computed as income tax (benefit) expense plus or minus the income tax impacts of all items impacting adjusted earnings (as described above), and other tax items affecting comparability.

In interim periods, we also make an adjustment to reflect income taxes based on the estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods but has no effect on full-year income taxes.

Provides a basis to analyze the effective tax rate associated with adjusted earnings.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods.

Free cash flow	Net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities, less capital expenditures, payments of lease principal and dividends paid on the company’s preference shares.	Helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and acquisitions.

Changes before the impact of foreign currency or at “constant currency”	The changes in revenues, adjusted EBITDA and the related margin, and adjusted EPS before currency (at constant currency or excluding the effects of currency) are determined by converting the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.	Provides better comparability of business trends from period to period.

Changes in revenues computed on an “organic” basis	Represents changes in revenues of the company’s existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.	Provides further insight into the performance of the company’s existing businesses by excluding distortive impacts and serves as a better measure of the company’s ability to grow its business over the long term.

Accrued capital expenditures as a percentage of revenues

Accrued capital expenditures divided by revenues, where accrued capital expenditures include amounts that remain unpaid at the end of the reporting period.

Prior to December 31, 2021, the company used capital expenditures paid in this calculation, from its consolidated statement of cash flow, as measured under IFRS. The prior period has been revised to reflect the current methodology.

Reflects the basis on which the company manages capital expenditures for internal budgeting purposes.

“Big 3” segments	The company’s combined Legal Professionals, Corporates and Tax & Accounting Professionals segments. All measures reported for the “Big 3” segments are non-IFRS financial measures.	Information for the “Big 3” segments comprise 81% of revenues and represent the core of the company’s business information service product offerings.

Please refer to reconciliations for the most directly comparable IFRS financial measures.